U.S. Securities and Exchange Commission
100 F. Street N.E.
Washington, DC 20549
Re:	Kreido Biofuels, Inc. Registration Statement on Form SB-2 Registration No. 333-140718
Ladies and Gentlemen:
It is hereby requested that appropriate action be taken by the Commission under Section 8(a) of the Securities Act of 1933, as amended, to order the above-captioned registration statement on Form SB-2 effective at 10:00 a.m. (Washington, D.C. time) on June 28, 2007, or as soon thereafter as possible.
Respectfully submitted,

/s/ Joel Balbien
Joel Balbien
President and Chief Executive Officer